уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Ленина, д. 68, г. Пермь, Россия, 614096
тел. (3422) 34-12-00, факс (3422) 34-33-36
e-mail: usi@usi.ru, internet: www.uralsviazinform.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОГРН 1025900510349, ИНН/КПП 5902183094/5901150001

06.10.2004 № 009/1-14-787

На № ________ от ________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. July 28 - September 27, 2004.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

dlw 10/25

Екатеринбург	Курган	Пермь	Салехард	Тюмень	Ханты-Мансийск	Челябинск

уралсвязьинформ
68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

July 28, 2004

The Board of Directors Approves Placement of Bonds

On July 28, 2004 Uralsvyazinform Board of Directors took a decision to approve placement of RUR 3 bln bonds issue, as well as the respective Decision of issue and Prospectus.

The following parameters of issue have been specified: interest bearing documentary bearer bonds of 04 series, which are subject to obligatory centralized custody of 3 000 000 bonds at nominal value RUR 1 000 each, redeemable on the 1092 day since the beginning of placement. The issue is effected without a preliminary offer.

The overall volume of issue is RUR 3 bln., with placement to be made through open subscription.

The offering price of each bond is determined as 100 per cent of its nominal value. Beginning from the second day of offering, the buyer also pays accumulated coupon yield calculated by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%,

where

ACY - accumulated coupon yield, RUR;

Nom – nominal value of one bond, RUR;

C – coupon yield, per cent per annum;

T – date of ACY calculation;

T0 – start date of offering.

The ACY value per one bond is rounded off to one kopeck by convention.

The value of the Coupon yield is determined on the start date of offering.

The money gained from the placement will be spent on investment and debt restructuring.

The start date of offering is determined by the Board of Directors but no earlier than two weeks after the date of press release about the Issue of Bonds registration is published.

The finish date of offering is determined as the earliest of the following dates:

- either the 15th working day after the start date of offering;
- or the date of the last Bond offering but no longer than 1 year after the Issue of Bonds registration.

For additional information, please contact Investor Relations department:
tel. (007 3422) 343 872, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

July 28, 2004

The Board of Directors Approves Placement of Bonds

On July 28, 2004 Uralsvyazinform Board of Directors took a decision to approve placement of RUR 2 bln bonds issue, as well as the respective Decision of issue and Prospectus.

The following parameters of issue have been specified: interest bearing documentary bearer bonds of 05 series, which are subject to obligatory centralized custody of 2 000 000 bonds at nominal value RUR 1 000 each, redeemable on the 1092 day since the beginning of placement. The issue is effected without a preliminary offer.

The overall volume of issue is RUR 2 bln., with placement to be made through open subscription.

The offering price of each bond is determined as 100 per cent of its nominal value. Beginning from the second day of offering, the buyer also pays accumulated coupon yield calculated by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%,

where

ACY - accumulated coupon yield, RUR;

Nom – nominal value of one bond, RUR;

C – coupon yield, per cent per annum;

T – date of ACY calculation;

T0 – start date of offering.

The ACY value per one bond is rounded off to one kopeck by convention.

The value of the Coupon yield is determined on the start date of offering.

The money gained from the placement will be spent on investment and debt restructuring.

The start date of offering is determined by the Board of Directors but no earlier than two weeks after the date of press release about the Issue of Bonds registration is published.

The finish date of offering is determined as the earliest of the following dates:

- either the 15th working day after the start date of offering;
- or the date of the last Bond offering but no longer than 1 year after the Issue of Bonds registration.

For additional information, please contact Investor Relations department:
tel. (007 3422) 343 872, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

August 4, 2004

Uralsvyazinform Managing Board Member's share in the stock capital change

Share in the Uralsvyazinform stock capital which belonged to Stoyanov Vitali Vasilyevich, Uralsvyazinform Managing Board Member, was changed.

Share in the Uralsvyazinform stock capital before change: 0.00026 per cent;

Share in the Uralsvyazinform common stocks before change: 0.00032 per cent;

Share in the Uralsvyazinform stock capital after change: 0.00189 per cent;

Share in the Uralsvyazinform common stocks after change: 0.00109 per cent;

The appropriate registration of the share change was made on August 4, 2004.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

August 11, 2004

Uralsvyazinform effected the eighth coupon payment on monetary bond issue

On August 11, 2004 Uralsvyazinform effected the eighth coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 % per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 343 872, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

August 24, 2004

Uralsvyazinform effected the dividend payment on the preferred shares

On August 24, 2004 Uralsvyazinform effected the dividend payment on the preferred shares. According to the Decision of the AGM dividend rate on the preferred shares amounts to RUR 0.01848 per share.

The total value of dividends on the preferred shares amounts to RUR 144, 808.2 thousand.

For shareholders – physical persons, the dividends are paid over the counter directly by the Company.

For shareholders – juridical persons, the Company's payment agent is CJSC "Registrator-Telecommunication", Moscow.

For additional information, please contact Investor Relations department:
tel. (007 3422) 343 872, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

September 27, 2004

FCSM of Russia Registers the Issue of Uralsvyazinform's Non-convertible Interest-bearing Bonds of 04 Series

On September 27, 2004 Federal Commission for Securities Market registered an Issue of Uralsvyazinform's non-convertible interest-bearing documentary bearer bonds of 04 series, which are subject to obligatory centralized custody.

The overall volume of issue is RUR 3 bln., nominal value of each bond is RUR 1 000. Maturity period is 1092 days since the beginning of placement. The placement is to be made through open subscription.

The offering price of each bond is determined as 100 per cent of its nominal value. Beginning from the second day of offering, the buyer also pays accumulated coupon yield calculated by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%,

where

ACY - accumulated coupon yield, RUR;

Nom – nominal value of one bond, RUR;

C – coupon yield, per cent per annum;

T – date of ACY calculation;

T0 – start date of offering.

The ACY value per one bond is rounded off to one kopeck by convention.

The value of the Coupon yield is determined on the start date of offering.

The money gained from the placement will be spent on investment and debt restructuring.

The start date of offering is determined by the Board of Directors but no earlier than two weeks after the date of press release about the Issue of Bonds registration is published.

The finish date of offering is determined as the earliest of the following dates:

either the 15th working day after the start date of offering;

or the date of the last Bond offering but no longer than 1 year after the Issue of Bonds registration.

For additional information, please contact Investor Relations department:
tel. (007 3422) 343 872, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru

уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

September 27, 2004

FCSM of Russia Registers the Issue of Uralsvyazinform's Non-convertible Interest-bearing Bonds of 05 Series

On September 27, 2004 Federal Commission for Securities Market registered an Issue of Uralsvyazinform's non-convertible interest-bearing documentary bearer bonds of 05 series, which are subject to obligatory centralized custody.

The overall volume of issue is RUR 2 bln., nominal value of each bond is RUR 1 000. Maturity period is 1092 days since the beginning of placement. The placement is to be made through open subscription.

The offering price of each bond is determined as 100 per cent of its nominal value. Beginning from the second day of offering, the buyer also pays accumulated coupon yield calculated by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%,

where

ACY - accumulated coupon yield, RUR;

Nom – nominal value of one bond, RUR;

C – coupon yield, per cent per annum;

T – date of ACY calculation;

T0 – start date of offering.

The ACY value per one bond is rounded off to one kopeck by convention.

The value of the Coupon yield is determined on the start date of offering.

The money gained from the placement will be spent on investment and debt restructuring.

The start date of offering is determined by the Board of Directors but no earlier than two weeks after the date of press release about the Issue of Bonds registration is published.

The finish date of offering is determined as the earliest of the following dates:

either the 15th working day after the start date of offering;

or the date of the last Bond offering but no longer than 1 year after the Issue of Bonds registration.

For additional information, please contact Investor Relations department:
tel. (007 3422) 343 872, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru